Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 16, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10597
Limited Duration Fixed Income ETF Portfolio, Series 49
(the “Trust”)
CIK No. 1956554 File No. 333-269313

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states, “The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs (focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions).” Please add “and subject to the Trust’s policy of having a weighted average modified duration of four years or less.”

Response:The Trust has revised the disclosure in accordance with the Staff’s comment.

2.The Staff notes that the prior series of the Trust (FT 10437) included mortgage-backed securities and related risks. Please confirm supplementally that the Trust does not invest in underlying funds that invest in mortgage-backed securities.

Response:The Trust confirms that if the Trust’s final portfolio has exposure to Funds that invest in mortgage-backed securities, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon